# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C204
Title of class of securities: Class C Common Stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0000879764
Persons authorized to receive notices and communications: Marine Delaitre, TOTALENERGIES SE, 2, place Jean Millier, La Defense 6, Courbevoie, France (I0), 92400, 00-331- 47443580

## Reporting persons
- TotalEnergies SE (CIK 0000879764): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 84,175,483; sole dispositive power 0; shared dispositive power 84,175,483; aggregate amount beneficially owned 84,175,483 (41% of the class)
- TotalEnergies Gestion USA SARL: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 84,175,483; sole dispositive power 0; shared dispositive power 84,175,483; aggregate amount beneficially owned 84,175,483 (41% of the class)
- TotalEnergies Holdings USA, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 84,175,483; sole dispositive power 0; shared dispositive power 84,175,483; aggregate amount beneficially owned 84,175,483 (41% of the class)
- TotalEnergies Delaware, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 84,175,483; sole dispositive power 0; shared dispositive power 84,175,483; aggregate amount beneficially owned 84,175,483 (41% of the class)
- TotalEnergies Renewables USA, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 84,175,483; sole dispositive power 0; shared dispositive power 84,175,483; aggregate amount beneficially owned 84,175,483 (41% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class C Common Stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment: Explanatory Note: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on September 15, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on June 28, 2024, and Amendment No. 2 to the Schedule 13D filed on April 3, 2026 (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Class A Conversion

With reference to the disclosure in Amendment No. 2 to this Schedule 13D, on April 29, 2026, the Issuer filed an amendment and restatement of the Issuer's Certificate of Incorporation (the "Charter Amendment"), pursuant to which each share of Class A Common Stock issued and outstanding as of April 29, 2026 was converted into one share of Class C Common Stock automatically, at 12:01 a.m., Eastern Time, on May 1, 2026 (the "Class A Conversion Time"). Pursuant to the Charter Amendment, an aggregate of 21,841 shares of Class A Common Stock beneficially owned by the Reporting Persons automatically converted into an equivalent number of shares of Class C Common Stock at the Class A Conversion Time.

Voting Trust Agreement

On April 29, 2026, Clearway Energy Group and the Voting Trustee entered into the Voting Trust Agreement. The final terms of the Voting Trust Agreement were modified since the filing of Amendment No. 2 to this Schedule 13D to contain certain clarifying revisions to further ensure that the provisions related to the exchange of Class B Units for shares of Class C Common Stock under the Third Amended Exchange Agreement and the pledging by Clearway Energy Group of Voting Trust Shares as collateral operate in a manner consistent with the general intent of the Voting Trust Agreement -- namely, to provide that the Class A Conversion, the Charter Amendment, the creation of the Voting Trust and certain other transactions do not result in any disproportionate change in Clearway Energy Group's total relative voting power compared to the total relative voting power that Clearway Energy Group would have held in the absence of such transactions.

Pursuant to the terms of the Voting Trust Agreement, at the Class A Conversion Time, Clearway Energy Group deposited into the Voting Trust a number of shares (the "Voting Trust Shares") of Class B Common Stock equal to the number of shares necessary to cause the total relative voting power that Clearway Energy Group held in the Issuer as of immediately following the Class A Conversion to equal the total relative voting power that Clearway Energy Group held in the Issuer as of immediately prior to the Class A Conversion. Based on the number of outstanding shares of each class of common stock on April 29, 2026, the number of Voting Trust Shares deposited into the Voting Trust at the Class A Conversion Time was 41,678,637 shares of Class B Common Stock. Under the Voting Trust Agreement, on any matter presented to the Company's stockholders for a vote, the Voting Trustee will be required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Company (including Clearway Energy Group with respect to any shares not held in the Voting Trust).

Limited Liability Company Agreement

In connection with the Class A Conversion, effective as of the Class A Conversion Time, the Issuer and Clearway Energy Group amended and restated the Fourth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC, a direct subsidiary of the Issuer, by entering into a Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (the "Amended Clearway LLC Agreement"). Under the Amended Clearway LLC Agreement, each outstanding Class A Unit of Clearway Energy LLC converted into one Class C Unit of Clearway Energy LLC, effective as of the Class A Conversion Time.

The foregoing descriptions of the Voting Trust Agreement and form of Amended Clearway LLC Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate percentage of shares of Class C Common Stock reported as beneficially owned by the Reporting Persons as calculated based on 121,168,025 shares of Class C Common Stock issued and outstanding as of April 29, 2026, as disclosed in the Issuer's Form 8-A/A filed with the SEC on April 29, 2026, after giving effect to the Class A Conversion, plus 42,738,750 Class B Units and 41,361,142 Class D Units beneficially owned by the Reporting Persons as of April 29, 2026, each of which is exchangeable at any time for shares of Class C Common Stock on a one-for-one basis, respectively. The beneficial ownership reported herein gives effect to the Class A Conversion that became effective on May 1, 2026.

The securities reported herein are held directly by Clearway Energy Group. GIP III Zephyr Acquisition Partners, L.P. ("Zephyr") is the sole member of Clearway Energy Group. Zephyr Holdings GP, LLC ("Zephyr GP") is the general partner of Zephyr. TotalEnergies Renewables USA, LLC holds 50% of the equity interests in Zephyr GP. TotalEnergies Holdings USA, Inc. is the sole shareholder of TotalEnergies Delaware, Inc., which is the sole member of TotalEnergies Renewables USA, LLC. TotalEnergies Gestion USA SARL, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings USA, Inc. Each of the foregoing may be deemed to beneficially own the securities reported herein; however, each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein.

By virtue of the relationships and agreements described herein, the Reporting Persons may be deemed to be acting as a group with Global Infrastructure Investors III, LLC and certain of its affiliates (collectively, "GIP") for purposes of Rule 13d-3 under the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. GIP is separately making a Schedule 13D amendment filing reporting the Class C Common Stock GIP may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class C Common Stock that may be deemed to be beneficially owned by GIP, except as otherwise described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by Clearway Energy Group in the Class C Common Stock since the filing of Amendment No. 2 on April 3, 2026. The transactions in the Class C Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein. Except as set forth in this Schedule 13D and Annex B, there have been no transactions in Class C Common Stock since the filing of Amendment No. 2 on April 3, 2026.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class C Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Items 3, 4 and 5 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 5: Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Issuer's Form 8-A/A filed on April 29, 2026).

Exhibit 6: Form of Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-A/A filed on April 29, 2026).

## Signatures
- TotalEnergies SE: /s/ Marine Delaitre, Authorized Signatory (05/01/2026)
- TotalEnergies Gestion USA SARL: /s/ Agathe Rozenbaum-Rameix, General Manager (05/01/2026)
- TotalEnergies Holdings USA, Inc.: /s/ Ha C. Yi, Assistant Secretary (05/01/2026)
- TotalEnergies Delaware, Inc.: /s/ Ha C. Yi, Secretary (05/01/2026)
- TotalEnergies Renewables USA, LLC: /s/ Ha C. Yi, Secretary (05/01/2026)